UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In December 2024, Sunoro Holdings Limited (“Sunoro”), a wholly owned subsidiary of ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), entered into a non-binding memorandum of understanding (the “MOU”) with Sunflower Energy Holding Limited, a British Virgin Islands company (“Sunflower”). Pursuant to the MOU, Sunoro proposes to acquire through Sunflower two lines of businesses (i) holding and rental of commercial/office space and (ii) manufacture and sales of craft beer brewing machine using a combination of cash and shares of the Company (the “Transaction”). The closing of the Transaction is subject to the parties agreeing on economic terms of the Transaction, satisfactory completion of due diligence, entering into definitive agreements, obtaining corporate and regulatory approvals, satisfaction of customary closing conditions. Accordingly, there can be no assurance that definitive agreements providing for the Transaction will be entered into or that the proposed Transaction will be consummated.

Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Form 6-K are forward-looking statements. When used in this Form 6-K, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the “Risk Factors” section of the Company’s Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2025	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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